September, 1998

Fellow Shareholders:

Fiscal 1998 was a successful year for Elk Associates Funding Corporation and its shareholders.

A single figure from our most recent balance sheet in this annual report highlights the company's success in fiscal 1998. Elk's total investment portfolio, at approximately $42 million, is the largest in the company's history, and represents an increase of 26% over the company's portfolio at the close of fiscal 1997.

We believe the growth and health of this portfolio provides compelling evidence regarding the underlying strength of our core lending business. That is, we are able to attract capital, and successfully channel it into growing businesses which are underserved by other financing sources.

There were a number of noteworthy achievements which contributed to the company's overall success during the year. Briefly, some of these milestones and achievements included:

Milestones

- New trading venue. During June '98, our common stock began trading on the Nasdaq SmallCap(TM) Market under the symbol EKFG. We believe this move will increase the visibility and liquidity of our common stock. In addition, we feel that trading on a higher


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tier of the Nasdaq stock market will improve our access to equity capital, which is an important part of our strategic plan going forward.

- Access to more debt capital. During the year we increased the lines of credit available to us from our four commercial banking partners with which we have had long-standing relationships. These partners are Israel Discount Bank of New York, European American Bank (EAB), Bank Leumi Trust Company, and Sterling National Bank. Our line of credit now totaled $33.5 million at June 30, 1998 with a $25,000,000 credit ceiling, and during the year we were able to bring the rates down from as high as 2.25% over LIBOR, to the current rate of 1.5% over LIBOR. After the close of our fiscal year we have been able to increase our credit lines to $35 million and eliminate compensating balances, which will further reduce our effective rate and increase the amount of funds available to us for investment into loans.

- Lower cost of capital. Overall lower rates during 1998 allowed Elk to execute its first interest rate swap ever. Through this mechanism, in June 1998, we were able to lock in a rate of 7.36% on $10 million in our loan portfolio. We will continue to seek swap opportunities to lower the overall cost of capital throughout our loan portfolio.

- Continued success of equity portfolio. Our equity portfolio of $629,000, though small in comparison to our loan portfolio of more than $42 million, continues to demonstrate its importance to our bottom line. Specifically, unrealized gains in the value of this portfolio of approximately $130,000 over this past year represents almost 14% of Elk's net income but the unrealized gains are not reflected on the June 30, 1998 Income Statement. This is an additional value to Elks shareholder equity, even though it does not appear in the Profit and Loss Statement until such time as it can be actually recognized through a sale of the securities.

- Expansion of diversified portfolio. We were able to successfully increase the number and volume of loans made outside of our core taxi medallion portfolio. We grew our loans in this area by more than 64%, from $3.9 million to $6.4 million at June 30, 1998.

- Completion of private placement. During fiscal 1998, Elk raised $3 million through the issuance of common stock in a private placement. This transaction increased our

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shareholder base by nearly 100 investors, and bolstered our equity capital by approximately 29% to $13.5 million.

- Continued momentum. We closed the books on fiscal 1998 with more than $2.6 million in approved loan commitments. We believe this volume of commitments demonstrates the momentum we have been able to generate in our medallion, as well as diversified investment portfolios.

Strategies

We have spent the past year exploring various options for increasing shareholder value. During 1998, we will strive to carry out many of the strategies which we identified during our planning process.

First, we will continue to focus on building our diversified portfolio. Second, we will continue to expand the geographic scope of our medallion lending. Though our largest medallion portfolio is in New York City, the most competitive medallion market in the U.S., we have found larger spreads in Chicago, Boston and Miami.

The third and most important change which we will be implementing during the coming year is a diversification outside of our historical role as a Small Business Investment Company (SBIC).

We value our status as a licensee of the Small Business Administration and we will continue to pursue the many opportunities which we see in the growing SBIC market. However, we also see excellent opportunities in asset based financing for small business, in equity investing in small businesses as well as in consumer automobile financing.

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Accordingly, we have formed a new company, Ameritrans Capital Corporation which will act as a diversified holding company to pursue these new markets alongside our traditional SBIC business.

Under this proposed arrangement which will be detailed fully in a proxy statement which will be sent to you in the near future, you will be able to exchange your shares of Elk for shares of Ameritrans on a share for share basis. We believe this diversification will dramatically improve shareholder value. In addition to income in the form of dividends which the company has historically paid from its base SBIC business, Ameritrans will be able to add an element of growth as well from its participation in the markets of asset based lending, equity investing in small businesses and consumer auto financing. In summary, this transaction, if approved, will metamorphasize an investment in Elk from an almost pure income investment to a growth and income investment.

The formation of this holding company and the diversification of our areas of lending and equity investing will become the core ingredient of our recipe for future success. As managers and fellow shareholders, we believe that it will give us the flexibility we need to capitalize on the many opportunities which are now present in specialty finance.

Fiscal 1998 was a year to be proud of. However, we are committed to surpassing these achievements in fiscal 1999 with a formula which relies upon the strength of our traditional markets, but new ones as well. We appreciate the support and loyalty from all of our shareholders and we will keep you abreast of our progress.

Sincerely,


Gary C. Granoff
Chairman & Chief Executive Officer

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                  A Question & Answer Session with Gary Granoff

The future prospects for Elk Associates Funding Corporation rest on several factors, some microeconomic, some macroeconomic. Will the economy continue its robust growth and expansion? Will the company's management be adept at capitalizing on adjacent markets? To answer these questions and others, Elk chairman and chief executive officer Gary C. Granoff took a few moments to address the following questions.

Q: Tell us why you had such dramatic growth in your loan portfolio?

Let me preface this by saying that fiscal 1998 was a record-breaking year at Elk. We had the largest growth in assets in our company's history, and as a result, the largest loan portfolio we've ever had -- more than $42 million at fiscal year end.

But, in terms of what the future may look like, it may be helpful to look at the components which contributed to this growth.

In the medallion market, we continued to expand geographically. For instance, in Chicago we grew our loan balances by $4 million from $9.5 million at the end of fiscal 1997 to $13.5 million, an increase of more than 42%. Moreover, the market in Chicago offered opportunity: increasing medallion prices amid relatively limited sources of financing provided the basis for more profitable loans than those we were able to generate in New York City during most of the year. In Miami, our medallion portfolio grew by approximately 36% to $1.5 million. And in Boston, our portfolio was flat during the year at approximately $1 million, but we ended the year with some $880,000 in loan commitments for that market.

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Obviously, these markets are smaller than New York City, where we have almost
$19 million in medallion loans. Still, their significance is undeniable because they indicate our ability to successfully identify and penetrate new markets. Though New York City will continue to offer medallion lending opportunities, the spreads which Elk can enjoy in this market have narrowed over recent years. Therefore our participation in other markets will help to improve the overall returns on our medallion lending portfolio.

Q: What about loans outside of the medallion market?

A: Our so-called diversified portfolio, which represents loans to small businesses such as laundromats, dry cleaners, gas stations, grocery stores and restaurants was robust. We grew our loans in this area by more than 64%, from $3.9 million to $6.4 million.

Like our medallion loans outside of New York, these diversified loans help diversify our portfolio. However, they also offer significant growth potential as well. Entrepreneurship is alive in America as never before. Dun & Bradstreet reports that so far during the 1990s, there have been an average of 700,000 new business incorporations each year. These capital hungry entrepreneurs represent a huge pool of loan demand, and historically, this market has been underserved by banks. Therefore we see plenty of potential stepping up to the demand in this niche.

Q: Can you provide a little more insight about your core portfolio - New York taxi loans?

The New York medallion portfolio, now at $18.9 million increased also, by $1.6 million in fiscal 1998. But due to low interest rates, uncertainty and competitive pressures during the first half of fiscal 1998, the spreads on these loans -- that is the interest we earn on

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them over and above our own interest costs -- narrowed to approximately half a percent. Our goal is to maintain a spread of at least 1.5%, and in the second half of the fiscal year since we were able to reduce our interest rates with our banks, we were able to obtain spreads on New York taxi medallion financing of 1.25% to 1.75% which is adequate to allow us to compete in this market for new business.

At the end of fiscal 1998, rates began moving up again, and our level of activity in this market has increased, accounting in part for the $2.6 million in loan commitments which were booked at the end of the year. However, we believe this market will always fluctuate, which provided much of the impetus for our diversification efforts over the past three years.

Q: Despite all of this growth it looks like your earnings took a dip. Tell us why.

For fiscal 1998, Elk's net income was approximately $930,000, versus net income of $1.02 million for fiscal 1997, a decrease of 9%. The primary reason for the decline was a $250,000 loan loss in our diversified portfolio. Specifically, a food retailer we financed, closed its business without our knowledge, and removed all of its inventory. Although the loan was collateralized by real property, and personal guarantees, a portion of the loan may not be recovered because of the removal of the inventory. Naturally, Elk is vigorously pursuing all legal remedies which are available to us.

Along with this loan loss, Elk incurred additional fees and expenses associated with our Nasdaq listing and the expansion of our offices to accommodate the growth we anticipate by entering new specialty finance markets.

Q: Can you give us a little more insight on how you fund the company.

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Like any other company we are financed with a combination of debt and equity.

On the debt side, we have access to SBA-guaranteed financing at favorable rates because we are a Small Business Investment Company and a Small Business Administration licensee. However, more recently, we have come to rely upon lines of credit from commercial lenders. Our four primary lending partners that we deal with are Israel Discount Bank of New York, European American Bank (EAB), Bank Leumi Trust Company and Sterling National Bank. During August, 1998 our banks have increased our lines of credit to $35 million in debt capital, our ceiling has been increased to $35 million, and the banks have eliminated any compensating balance requirements. This should serve to allow Elk to continue to build our loan portfolio with an even more competitive cost of funds than in the fiscal year ended June 30, 1998.

By leveraging our long-standing relationships with these institutions, we were able to reduce the cost of these funds in the middle of fiscal 1998 to 1.5% over LIBOR. In addition, through an interest rate swap that was completed in June, 1998, Elk was able to lock in a rate of 7.36% for three years for $10 million of our loan portfolio that was previously on short term thirty day, sixty day, or ninety day rate locks. Moving forward, we will continue to streamline the cost of our borrowing, by negotiating for favorable rates, and using interest rate swaps and other hedging instruments.

On the equity side, we bolstered our capital position this year by raising approximately $3 million in a private placement of common stock. This brings our total equity capital to approximately $13.5 million. This additional equity will provide Elk with still more borrowing capacity, and our Nasdaq listing should offer easier access to more equity capital.

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Q: Strategically, how are you positioning the company for growth?

A: We have indicated in previous communications that we are forming a holding company that will participate in other markets beyond Elk's core business of SBIC lending and investment. Pending shareholder approval, through the holding company called Ameritrans Capital Corporation, Elk shareholders may exchange their shares of common stock for shares of Ameritrans on a one for one basis.

Q: What is the wisdom of doing this?

Within a holding company structure, we believe we can grow the business at a much faster rate. Presently, Elk is a Small Business Investment Company, and we are considered a Regulated Investment Company. This structure offers constraints and opportunities.

The opportunities are well known, and account for our success over the last few years. However some of the constraints we have as a Small Business Investment Company, are that we cannot offer shorter term financing. In addition as a Regulated Investment Company, we are required to pay 90% of our earnings to shareholders in the form of current dividends.

Within a holding company structure, we can continue to enjoy the opportunities and income associated with our traditional SBIC business, but also add a growth component as well by participating in other specialty finance markets.

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Q: What are some of the new markets which you anticipate that Ameritrans will pursue?

There are huge opportunities in asset based financing, which represent short term loans based upon the value of a company's assets and inventory. Historically, banks have not focused on asset based lending to small businesses. However many commercial finance companies serve this market and make loans of $100,000 to $1 million. Based on the high level of entrepreneurial activity, this market is exploding with new demand. Moreover, our growing diversified portfolio of longer term loans provides a ready and established customer to which we can now offer shorter term, asset based financing.

Q: What other markets are you looking at?

Consumer auto finance looks very attractive to us and we anticipate that one of Ameritrans' subsidiaries will participate in this market.

Q: Why auto finance?

The market for medallions is limited. In New York City for instance, there are about 13,000 taxis. That's it. But the market for auto loans is several hundred billion dollars. The opportunity for growth in this market, we feel, is virtually unlimited. In addition, we want to pursue this market as a traditional spread lender, whereby we will leverage our capital with bank financing and other types of debt financing. We will not however securitize these loans as it often creates profits which can be difficult to quantify and account for. Instead, we intend to establish a viable finance company using traditional finance company leverage to leverage our capital, and to make profits on the spreads between the cost of funds, and the interest rates achieved on these loans.

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Q: Why should I remain a shareholder?

A: We have carefully managed our growth over the past five years as an SBIC lender and investor. We will continue to participate in this market, and enjoy all of the opportunities it offers.

We feel however that access to new markets combined with easier access to capital will allow us to significantly increase our overall growth rate and help us achieve our next milestone of growing the company to $100 million in assets.

We think it's important for shareholders to keep in mind that the strategic changes which we are asking them to consider are not mutually exclusive, but additive to our core business.

Gary, thank you for taking time out to answer these questions.

My pleasure.

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                             Officers and Directors

                               Corporate Officers

                                 Gary C. Granoff
                        Chairman of the Board, President

                                 Ellen M. Walker
                         Vice President, General Counsel

                                 Lee A. Forlenza
                                 Vice President

                                 Margaret Chance
                                    Secretary

                                Silvia M. Mullens
                                 Vice President

                               Internal Directors

                                 Gary C. Granoff

                                 Ellen M. Walker

                                 Lee A. Forlenza

                               External Directors

                                  John Acierno
                                    President
                              Executive Charge Inc.

                               Paul Creditor, Esq.
                                    Attorney
                    Former Elected Judge - Suffolk County, NY

                                   Steve Etra
                                  Sales Manager
                      Manufacturers Corrugated Box Company

                                 Allen S. Kaplan
                    Vice President & Chief Operating Officer
                               Team Systems, Inc.

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                                 Marvin Sabesan
                                    Executive
                           Pearl River Textiles, Inc.


                                  Common Stock

  Elk Associates Funding Corporation common stock trades on Nasdaq SmallCap(TM)
                               Ticker Symbol: EKFG

                                 Transfer Agent

                   Continental Stock Transfer & Trust Company
                                   2 Broadway
                               New York, NY 10004

                              Independent Auditors

                              Marcum & Kliegman LLP
                          655 Third Avenue, 16th Floor
                               New York, NY 10017


                                  Legal Counsel

               Stursberg & Veith (Corporate & Securities Counsel)
                        405 Lexington Avenue, Suite 4949
                            New York, New York 10174
                                 (212) 922-1177

          Granoff, Walker & Forlenza P.C. (Loan and Investment Counsel)
                                747 Third Avenue
                                    4th Floor
                               New York, NY 10017
                                 (212) 421-2111

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                                Executive Offices

                                747 Third Avenue
                                    4th Floor
                               New York, NY 10017

                                 (212) 355-2449
                                 (800) 214-1047
                               Fax: (212) 759-3338